Exhibit 99.2

Turquoise Hill Resources Ltd.

Consolidated Financial Statements

December 31, 2020 and 2019

Notice to Reader:

These consolidated financial statements are being re-filed to include the report of PricewaterhouseCoopers LLP, as the independent registered public accounting firm in respect of the consolidated financial statements of Turquoise Hill Resources Ltd. for the comparative financial year ended December 31, 2019, which report was omitted from the Canadian filing of these consolidated financial statements when originally filed on SEDAR on March 8, 2021. In addition, the report of KPMG LLP, as the independent registered public accounting firm in respect of the consolidated financial statements of Turquoise Hill Resources Ltd. for the financial year ended December 31, 2020, has been re-issued and revised under the headings in such report titled “Opinion on the Consolidated Financial Statements” and “Comparative Information” to indicate that KPMG LLP audited the adjustments to the 2019 consolidated financial statements to retrospectively apply the share consolidation, as described in Note 18 to the consolidated financial statements. No changes have been made to these consolidated financial statements for the financial years ended December 31, 2020 and 2019.

KPMG LLP	Telephone	(604) 691-3000
Chartered Professional Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Turquoise Hill Resources Ltd.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Turquoise Hill Resources Ltd. (the Company) as of December 31, 2020, the related consolidated statements of income, comprehensive income, cash flows and equity for the year ended December 31, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with International Financing Reporting Standards as issued by the International Accounting Standards Board.

We also have audited the adjustments to the 2019 consolidated financial statements to retrospectively apply the share consolidation, as described in Note 18. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2019 consolidated financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2019 consolidated financial statements taken as a whole.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 8, 2021 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Comparative Information

The consolidated financial statements of the Company as at and for the year ended December 31, 2019, before the effects of adjustments as described above, were audited by another auditor who expressed an unqualified opinion on those financial statements on March 20, 2020.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial

©2021 KPMG LLP, an Ontario limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved.

Turquoise Hill Resources Ltd.

statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the (consolidated) financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Assessment of indicators of impairment or impairment reversal of property, plant and equipment

As discussed in Note 2 to the consolidated financial statements, the Company reviews property, plant and equipment for impairment or impairment reversal when events or changes in circumstances indicate that the carrying amount may not be recoverable or that previous impairments should be reversed. In making this determination, the Company considers both internal and external information to determine whether there is an indicator of impairment and, accordingly, whether impairment testing is required. As discussed in Note 1 to the consolidated financial statements, no indicators of impairment or impairment reversal were identified during the year ended December 31, 2020. The Company has $10,928 million of property, plant and equipment as at 31 December 2020, $10,927 million of which relates to the Oyu Tolgoi cash generating unit (CGU), as disclosed in Note 13 to the consolidated financial statements.

We identified the evaluation of indicators of impairment or impairment reversal of property plant and equipment related to the Oyu Tolgoi CGU as a critical audit matter. A high degree of auditor judgment was required to assess the Company’s evaluation of internal and external factors relating to the determination of indicators of impairment or impairment reversal.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s impairment process, including controls over the assessment of indicators of impairment or impairment reversal. We assessed the impact of the updated and refined mine plan assumptions, including estimates of development capital expenditures, future commodity prices, and date of first production and compared them to previous mine plan assumptions included in the Company’s prior year impairment analysis. We inspected correspondence and interviewed Company personnel to understand the status of related discussions with the Government of Mongolia.

Recoverability of deferred tax assets in Mongolia

As discussed in Notes 2 and 16 to the consolidated financial statements, the Company assesses the recoverability of deferred tax assets based on future taxable income to determine the deferred tax asset to be recognized. Significant assumptions include: estimates for commodity prices, reserves and resources, operating costs, financing costs, development capital, and scheduling and mine design. The Company exercises significant judgment to assess the sufficiency of future taxable income to utilize the recognized

Turquoise Hill Resources Ltd.

deferred tax assets. The Company has deferred tax assets of $841.3 million in Mongolia as at December 31, 2020.

We identified the assessment of the recoverability of deferred tax assets in Mongolia as a critical audit matter. Assessing the forecasts of future taxable income, specifically the significant assumptions including future commodity prices, operating costs, development capital and scheduling required subjective auditor judgment.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain controls performed over the Company’s process for determining the recoverability of deferred tax assets in Mongolia. This included controls over the determination of significant assumptions used in the forecasts of future taxable income. We compared future prices for gold and copper to third party estimates. We compared future gold and copper production data and operating costs to historical data and the approved life of mine plan. We compared development capital costs to historical data, internal and third-party estimates of forecasted development capital costs, and compared development timelines to the approved life of mine plan. We compared the Company’s previous forecasts to actual results to assess the Company’s ability to estimate future taxable income.

Evaluation of provisions for uncertain tax positions – Mongolian Tax Assessments

As discussed in Notes 2 and 23(b) to the consolidated financial statements, the Company has received certain tax assessments from the Mongolian Tax Authority (MTA) as a result of tax audits performed on the periods 2013-2015 and 2016-2018. A provision was not recorded for the combined amount of approximately $378 million in tax assessments, or for the impact of any reduction in available tax losses, disputed by the Company relating to those years or any additional potential assessments related to 2019 through December 31, 2020.

We identified the evaluation of provisions for uncertain tax positions pertaining to disputed tax assessments received from the MTA as a critical audit matter. A high degree of subjective auditor judgment and specialized skills and knowledge were required in assessing the Company’s judgments relating to the application of tax law in Mongolia including possible outcomes from related arbitration proceedings.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s tax process, including controls over the determination of and accounting for provisions for uncertain tax positions in Mongolia. We involved tax professionals with specialized skills and knowledge who assisted in evaluating the Company’s application of tax law and assessing its uncertain tax positions by inspecting internally and externally prepared documentation, including correspondence with the MTA and third-party legal and tax advice received by the Company.

//s// KPMG LLP

Chartered Professional Accountants

We have served as the Company’s auditor since 2020.

Vancouver, Canada

March 8, 2021

KPMG LLP	Telephone	(604) 691-3000
Chartered Professional Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Turquoise Hill Resources Ltd.:

Opinion on Internal Control Over Financial Reporting

We have audited Turquoise Hill Resources Ltd.’s (the Company) internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheet of the Company as of December 31, 2020, the related consolidated statements of income, comprehensive income, cash flows, and equity for the year ended December 31, 2020, and the related notes (collectively, the consolidated financial statements), and our report dated March 8, 2021 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, under the heading Management’s Report on Internal Control Over Financial Reporting in the accompanying Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for

©2021 KPMG LLP, an Ontario limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved.

Turquoise Hill Resources Ltd.

external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

//s// KPMG LLP

Chartered Professional Accountants

Vancouver, Canada

March 8, 2021

                         Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Turquoise Hill Resources Ltd.

Opinion on the Financial Statements

We have audited the consolidated balance sheet of Turquoise Hill Resources Ltd. and its subsidiaries (the Company) as of December 31, 2019, and the related consolidated statements of income (loss), comprehensive income (loss), cash flows, and equity for the year ended December 31, 2019, including the related notes (collectively referred to as the consolidated financial statements), before the effects of the adjustments to retrospectively apply the share consolidation described in Note 18. In our opinion, the consolidated financial statements, before the effects of the adjustments to retrospectively apply the share consolidation described in Note 18, present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (the 2019 financial statements before the effects of the adjustments discussed in Note 18 are not presented herein).

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the share consolidation described in Note 18 and accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by other auditors.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements, before the effects of the adjustments described above, based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statements, before the effects of the adjustments described above, in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP

Vancouver, Canada

March 20, 2020

We served as the Company’s auditor from 2012 to 2020.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7

T: +1 604 806 7000, F: +1 604 806 7806

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Turquoise Hill Resources Ltd.

Consolidated Statements of Income (Loss)

(Stated in thousands of U.S. dollars)

		Year Ended December 31,
	Note	2020	2019
Revenue	4	$1,078,192	$1,166,014
Cost of sales	5	(669,394)	(742,985)
Gross margin		408,798	423,029

Operating expenses	6	(202,271)	(221,493)
Corporate administration expenses		(30,602)	(23,443)
Other income		482	2,714
Impairment charges	13	-	(596,906)
Income (loss) before finance items and taxes		176,407	(416,099)

Finance items
Finance income	7	17,349	106,335
Finance costs	7	(5,510)	(10,021)
		11,839	96,314
Income (loss) from operations before taxes		$188,246	$(319,785)
Income and other taxes	16	306,396	(157,133)
Income (loss) for the year		$494,642	$(476,918)
Attributable to owners of Turquoise Hill Resources Ltd.		406,288	(150,457)
Attributable to owner of non-controlling interest		88,354	(326,461)
Income (loss) for the year		$494,642	$(476,918)
Basic and diluted earnings (loss) per share attributable to Turquoise Hill Resources Ltd.	21	$2.02	$(0.75)

Basic weighted average number of shares outstanding (000’s)	18	201,231	201,231

The accompanying notes are an integral part of these consolidated financial statements.

8	December 31, 2020

Turquoise Hill Resources Ltd.

Consolidated Statements of Comprehensive Income (Loss)

(Stated in thousands of U.S. dollars)

	Year Ended December 31,
	2020	2019
Income (loss) for the year	$494,642	$(476,918)

Other comprehensive income (loss):
Items that will not be reclassified to income:
Changes in the fair value of marketable securities at FVOCI	2,231	(1,657)
Other comprehensive income (loss) for the year (a)	$2,231	$(1,657)
Total comprehensive income (loss) for the year	$496,873	$(478,575)
Attributable to owners of Turquoise Hill	408,519	(152,114)
Attributable to owner of non-controlling interest	88,354	(326,461)
Total comprehensive income (loss) for the year	$496,873	$(478,575)

(a)	No tax charges and credits arose on items recognized as other comprehensive income (loss) in 2020 (2019 nil).

The accompanying notes are an integral part of these consolidated financial statements.

December 31, 2020	9

Turquoise Hill Resources Ltd.

Consolidated Statements of Cash Flows

(Stated in thousands of U.S. dollars)

		Year Ended December 31,
	Note	2020	2019
Cash generated from operating activities before interest and tax	20	$371,169	$341,730

Interest received		20,407	84,080
Interest paid		(316,778)	(427,464)
Income and other taxes paid		(33,855)	(9,998)
Net cash generated from (used in) operating activities		$40,943	$(11,652)
Cash flows from investing activities
Receivable from related party: amounts withdrawn	22	511,284	1,375,000
Expenditures on property, plant and equipment		(1,080,516)	(1,308,073)
Pre-production sales proceeds		26,091	-
Purchase of other financial assets		(399)	-
Other investing cash flows		1,106	-
Cash generated from (used in) investing activities		$(542,434)	$66,927
Cash flows from financing activities
Net proceeds of project finance facility	15	-	1,511
Repayment of project finance facility		(23,289)	-
Payment of project finance fees		-	(107)
Payment of lease liability		(4,344)	(7,892)
Cash generated used in financing activities		$(27,633)	$(6,488)
Effects of exchange rates on cash and cash equivalents		760	131
Net increase (decrease) in cash and cash equivalents		$(528,364)	$48,918
Cash and cash equivalents - beginning of year		$1,651,985	$1,603,067
Cash and cash equivalents - end of year		1,123,621	1,651,985
Cash and cash equivalents as presented in the consolidated balance sheets		$1,123,621	$1,651,985

The accompanying notes are an integral part of these consolidated financial statements.

10	December 31, 2020

Turquoise Hill Resources Ltd.

Consolidated Balance Sheets

(Stated in thousands of U.S. dollars)

	Note	December 31, 2020	December 31, 2019
Current assets
Cash and cash equivalents	8	$1,123,621	$1,651,985
Inventories	9	197,962	175,719
Trade and other receivables	10	60,012	27,047
Prepaid expenses and other assets	11	127,274	99,671
Receivable from related party	12	-	511,284
		1,508,869	2,465,706
Non-current assets
Property, plant and equipment	13	10,927,512	9,782,647
Inventories	9	37,557	28,985
Deferred income tax assets	16	880,705	534,078
Other financial assets	12	14,118	10,978
		11,859,892	10,356,688
Total assets		$13,368,761	$12,822,394
Current liabilities
Borrowings and other financial liabilities	15	$28,288	$26,547
Trade and other payables	14	390,059	466,206
Deferred revenue		103,289	27,896
		521,636	520,649
Non-current liabilities
Borrowings and other financial liabilities	15	4,173,491	4,187,270
Deferred income tax liabilities	16	111,717	79,180
Decommissioning obligations	17	133,964	104,238
		4,419,172	4,370,688
Total liabilities		$4,940,808	$4,891,337
Equity
Share capital	18	$11,432,122	$11,432,122
Contributed surplus		1,558,834	1,558,811
Accumulated other comprehensive income (loss)		1,418	(813)
Deficit		(3,415,601)	(3,821,889)
Equity attributable to owners of Turquoise Hill		9,576,773	9,168,231
Attributable to non-controlling interest	19	(1,148,820)	(1,237,174)
Total equity		$8,427,953	$7,931,057
Total liabilities and equity		$13,368,761	$12,822,394

Commitments and contingencies (Note 23)

The accompanying notes are an integral part of these consolidated financial statements.

The financial statements were approved by the directors on March 8, 2021 and signed on their behalf by:

/s/ P. Gillin	/s/ R. Robertson
P. Gillin, Director	R. Robertson, Director

December 31, 2020	11

Turquoise Hill Resources Ltd.

Consolidated Statements of Equity

(Stated in thousands of U.S. dollars)

Year Ended December 31, 2020	Attributable to owners of Turquoise Hill
	Share capital	Contributed surplus	Accumulated other comprehensive income (loss)	Deficit	Total	Non-controlling Interest (Note 19)	Total equity
Opening balance	$11,432,122	$1,558,811	$(813)	$(3,821,889)	$9,168,231	$(1,237,174)	$7,931,057
Income for the year	—	—	—	406,288	406,288	88,354	494,642
Other comprehensive income for the year	—	—	2,231	—	2,231	—	2,231
Employee share plans	—	23	—	—	23	—	23
Closing balance	$11,432,122	$1,558,834	$1,418	$(3,415,601)	$9,576,773	$(1,148,820)	$8,427,953

Year Ended December 31, 2019	Attributable to owners of Turquoise Hill
	Share capital	Contributed surplus	Accumulated other comprehensive income (loss)	Deficit	Total	Non-controlling Interest (Note 19)	Total equity
Opening balance	$11,432,122	$1,558,264	$844	$(3,670,310)	$9,320,920	$(910,135)	$8,410,785
Impact of change in accounting policy	—	—	—	(1,122)	(1,122)	(578)	(1,700)
Restated opening balance	$11,432,122	$1,558,264	$844	$(3,671,432)	$9,319,798	$(910,713)	$8,409,085
Loss for the year	—	—	—	(150,457)	(150,457)	(326,461)	(476,918)
Other comprehensive loss for the year	—	—	(1,657)	—	(1,657)	—	(1,657)
Employee share plans	—	547	—	—	547	—	547
Closing balance	$11,432,122	$1,558,811	$(813)	$(3,821,889)	$9,168,231	$(1,237,174)	$7,931,057

The accompanying notes are an integral part of these consolidated financial statements.

12	December 31, 2020

Turquoise Hill Resources Ltd.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

1.	Nature of operations and liquidity risk

Rio Tinto plc is the ultimate parent company and indirectly owned a 50.8% majority interest in Turquoise Hill Resources Ltd. (“Turquoise Hill”) as at December 31, 2020.

Turquoise Hill, together with its subsidiaries (collectively referred to as “the Company”), is an international mining company focused principally on the operation and further development of the Oyu Tolgoi copper-gold mine in Southern Mongolia. Turquoise Hill’s head office is located at 1 Place Ville Marie, Suite 3680, Montreal, Quebec, Canada, H3B 3P2. Turquoise Hill’s registered office is located at 300-204 Black Street, Whitehorse, Yukon, Canada, Y1A 2M9.

Turquoise Hill has its primary listing in Canada on the Toronto Stock Exchange and a secondary listing in the U.S. on the New York Stock Exchange.

The consolidated financial statements of Turquoise Hill were authorized for issue in accordance with a directors’ resolution on March 8, 2021.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

As at December 31, 2020, the Company had $1.1 billion of available liquidity, consisting of consolidated cash and cash equivalents. The Company’s current assets exceeded current liabilities by $1.0 billion at December 31, 2020. In addition to obligations in current liabilities, in the next 12 months, the Company has non-cancellable obligations related to power commitments of $0.1 billion. The Company expects to fund its current liabilities and current commitments through its liquidity position and from cash flow generated at its existing open pit operations. The Company continues to review its near-term operating plans and continues to take steps to achieve operating cost efficiencies in order to maximize cash generated from its existing open pit operations.

The Company manages liquidity risk by the preparation of internally generated short-term cash flow forecasts and taking measures in response to the review of forecasts. These short-term cash flow forecasts consider estimation of future operating costs, financing costs, development capital and cash receipts from sales revenue. In addition, the possible impact of the COVID-19 pandemic has been incorporated into these short-term cash flow forecasts including the estimated reduction in underground capital expenditures in 2021, compared to the estimates in forecasts included in the filing of the Company’s Oyu Tolgoi Technical Report (“OTTR20”) filed on August 28, 2020, resulting from the on-going COVID-19 controls and travel restrictions implemented by the Government of Mongolia. Sensitivity analyses are performed over these estimates including the impact of estimated commodity prices on cash receipts. The forecasts also include payments made subsequent to December 31, 2020 for $83 million to the Capital City tax department and $147 million to the Mongolian Tax Authority (the “MTA”). See Note 23.

The Company believes that it has sufficient liquidity to meet its minimum obligations for a period of at least 12 months from the balance sheet date, and to meet requirements of the Company, including its operations and capital expenditures, over the same period.

The Company expects to need significant incremental financing to sustain its operations and underground development beyond this timeframe. On September 9, 2020, the Company and Rio Tinto signed a non-binding Memorandum of Understanding (“MOU”) concerning the funding of Oyu Tolgoi reflecting the parties’ understanding to pursue a re-profiling of existing project debt in line with current cash flow projections, including by deferring scheduled principal repayments and extending tenors. The MOU also reflected the parties’ understanding with respect to the raising of supplement debt, the

December 31, 2020	13

Turquoise Hill Resources Ltd.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

1.	Nature of operations and liquidity risk (continued)

process for identifying and considering other funding options and the scope and timing for a Turquoise Hill equity offering (to the extent required) to address any remaining funding gap with respect to Oyu Tolgoi.

During the fourth quarter of 2020, the Company commenced arbitration proceedings seeking a declaration to clarify the provisions of certain agreements with Rio Tinto International Holdings Limited (RTIHL) and a related party of RTIHL relating to their role and obligations to support the Company in seeking financing for the Oyu Tolgoi project. See Note 23.

2.	Summary of significant accounting policies

(a)	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements have been prepared on a going concern basis, and in making the assessment that the Company is a going concern, management have taken into account all available future information, which extends for a period of at least 12 months from December 31, 2020. Refer to Note 1.

(b)	Change in accounting policies

A number of new standards, and amendments to standards and interpretations, are effective as of January 1, 2020, and have been applied in preparing these consolidated financial statements. None of these standards and amendments to standards and interpretations had a significant effect on the consolidated financial statements of the Company.

(c)	Areas of judgement and estimation uncertainty

The preparation of consolidated financial statements in accordance with IFRS often requires management to make estimates about, and apply assumptions or subjective judgement to, future events and other matters that affect the reported amounts of the Company’s assets, liabilities, revenues, expenses and related disclosures. Assumptions, estimates and judgements are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which the Company’s consolidated financial statements are prepared.

The full impact of the ongoing COVID-19 pandemic continues to rapidly evolve, creating significant volatility and negative pressure on international economies as well as financial and commodity markets. At December 31, 2020, it is not possible to predict the duration, severity, or scope of the pandemic, or to predict the steps that will be undertaken by governmental and non-governmental agencies.

14	December 31, 2020

Turquoise Hill Resources Ltd.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(c)	Areas of judgement and estimation uncertainty (continued)

During 2020, work on the underground project has continued to progress despite COVID-19 controls and ongoing travel restrictions implemented by the Government of Mongolia. Although expatriates started to return to Mongolia from July through December 2020, COVID-19 cases in-country have resulted in increased restrictions on both domestic and international travel. With the assistance of vendor representatives now on site, installation and commissioning of equipment continues at Shafts 3 and 4. Activities at Shaft 4 are now focused on completing all construction and commissioning activities for load testing and verification in preparation for shaft sinking, which commenced early in 2021. Should flight restrictions continue, productivity on the project and the ability to perform specialised maintenance and commissioning activities could be impacted although first sustainable production for Panel 0 is not anticipated to be affected.

By their very nature, COVID-19 related judgements and estimates made for the purposes of preparing the consolidated financial statements relate to matters that are inherently uncertain. However, the Company is closely monitoring the changing conditions and their impacts.

(i)	Sources of estimation uncertainty

Key sources of estimation uncertainty that have a risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next twelve months are summarized below:

Going concern assessment

The Company has made judgements, based on an internally generated short-term cash flow forecast, in concluding that there are no material uncertainties related to events or conditions that may cast significant doubt upon the Company’s ability to continue as a going concern. Judgements and estimates are made in forming assumptions of future activities, future cash flows and timing of those cash flows. Significant assumptions used in preparing the short-term cash flow forecast include, but are not limited to, short-term commodity prices, production volumes, reserves, operating costs, financing costs and development capital. Changes to these assumptions could affect the estimate of the Company’s available liquidity and conclusion as to whether there are material uncertainties related to events or conditions that may cast significant doubt upon the Company’s ability to continue as a going concern. However, the Company’s assessment of going concern did include sensitivity analyses that were performed over the significant assumptions included in the short-term cash flow forecast including the impact of estimated commodity prices on cash receipts. The forecasts also include payments made subsequent to December 31, 2020 for $83 million to the Capital City tax department and $147 million to the MTA. See Note 23.

Recoverable amount of property, plant and equipment

When there is an indicator of impairment or impairment reversal, the recoverable amount is assessed by reference to the higher of value in use (“VIU”) and fair value less costs of disposal (“FVLCD”). The VIU is the net present value of expected future pre-tax cash flows

December 31, 2020	15

Turquoise Hill Resources Ltd.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(c)	Areas of judgement and estimation uncertainty (continued)

Recoverable amount of property, plant and equipment (continued)

(i)	Sources of estimation uncertainty (continued)

from the relevant cash-generating unit in its current condition, both from continuing use and ultimate disposal. FVLCD is estimated either from the value obtained from an active market where applicable, or by using a discounted post-tax cash flow model based on detailed life-of-mine and/or production plans. Significant assumptions used in the discounted cash flow model include estimates of long-term commodity prices, discount rates, reserves and resources, operating costs, development capital, and scheduling and mine design.

These inputs are based on the Company’s best estimates of what an independent market participant would consider appropriate. Changes to these inputs may alter the results of the test for impairment or impairment reversal, the amount of the impairment charge or impairment reversal recorded in the consolidated statement of income and the resulting carrying value of property, plant and equipment

As there were no indicators of impairment or impairment reversal identified during the year ended December 31, 2020, an assessment of recoverable amount was most recently undertaken as at December 31, 2019; refer to Note 13.

Recovery of deferred tax assets in Mongolia

The Company assesses the recoverability of deferred tax assets at each reporting period-end based on future taxable income to determine the deferred tax asset to be recognized. Significant assumptions used to determine future taxable income include: estimates for commodity prices, reserves and resources, operating costs, financing costs, development capital, and scheduling and mine design. Revisions to these estimates could result in material adjustments to the financial statements.

Reserves and Resources

Estimates of mineral reserves and resources are based on various assumptions relating to operating matters set forth in National Instrument 43-101. These include production costs, mining and processing recoveries, cut-off grades, long term commodity prices and the costs and availability of treatment and refining services for the metals mined. Cost estimates are based on feasibility study estimates and operating history. The Company estimates its mineral reserves and resources based on information compiled and reviewed by qualified persons as defined in accordance with National Instrument 43-101 requirements.

Estimated mineral reserves and, in certain circumstances, resources are used to determine the depreciation of property, plant and equipment; to account for capitalized deferred stripping costs; to perform, when required, assessments of the recoverable amount of property, plant and equipment; as an input to the projection of future taxable profits which support assessments of deferred income tax recoverability; and to forecast the timing of the payment of decommissioning obligations.

16	December 31, 2020

Turquoise Hill Resources Ltd.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(c)	Areas of judgement and estimation uncertainty (continued)

(i)	Sources of estimation uncertainty (continued)

Depletion and depreciation of property, plant and equipment

Property, plant and equipment is the largest component of the Company’s assets and, as such, the depreciation of these assets has a significant effect on the Company’s financial statements.

Mining plant and equipment and other capital assets are depreciated over their expected economic lives using either the units of production method or the straight-line method. Depletion of each mineral property interest is provided on the units of production basis using estimated proven and probable reserves as the depletion basis. A change in the estimated useful life or residual value of a long-lived asset would result in a change in the rate of depreciation for that asset.

For long-lived assets that are depleted or depreciated over proven and probable reserves using the units of production method, a change in the original estimate of proven and probable reserves would result in a change in the rate of depletion or depreciation.

Decommissioning Costs

The estimate of decommissioning costs is based on future expectations in the determination of closure provisions. Management makes a number of assumptions and judgements including: estimating the amount of future reclamation costs and their timing, inflation rates and risk-free discount rates. These assumptions are formed based on environmental and regulatory requirements and the Company’s internal policies. The costs are more uncertain the further into the future the mine closure activities are to be carried out. Actual costs incurred in future periods in relation to the remediation of the Company’s existing assets could differ materially from their estimated undiscounted future value. Refer to Note 17 for the Company’s total decommissioning obligations recorded in the consolidated financial statements, the undiscounted values and the rate used to discount the liability.

Net realizable value of inventories

Ore stockpile inventory is valued at the lower of weighted average cost and net realizable value (“NRV”). If ore stockpiles are not expected to be processed within the 12 months after the balance sheet date, they are included within non-current assets and net realizable value is calculated on a discounted cash flow basis over the planned processing timeframe for such ore. Evaluating NRV requires management judgement in the selection of estimates for, among other inputs, discount rate, price assumptions, timing of processing and costs to complete.

(ii)	Areas of judgement

Impairment indicator of property, plant and equipment

Judgement is required in assessing whether certain factors would be considered an indicator of impairment or impairment reversal. Management considers both internal and external

December 31, 2020	17

Turquoise Hill Resources Ltd.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(c)	Areas of judgement and estimation uncertainty (continued)

(ii)	Areas of judgement (continued)

Impairment indicator of property, plant and equipment (continued)

information to determine whether there is an indicator of impairment and, accordingly, whether impairment testing is required. The information considered in assessing whether there is an indicator of impairment includes, but is not limited to, long-term commodity prices, the Company’s market capitalization relative to its net asset carrying amount, life of mine plans and changes in significant assumptions including reserves and resources, development capital estimates and scheduling and mine designs.

The Company’s assessment for the year ended December 31, 2020 considered the completion of the 2020 Oyu Tolgoi Feasibility Study (“OTFS20”) incorporating the revised mine design and updated Mineral Reserves and Mineral Resources and the filing of the Company’s OTTR20 on August 28, 2020, which was based on OTFS20. In addition, the Company’s assessment included the completion and delivery by Rio Tinto of the Definitive Estimate as announced by the Company on December 18, 2020, which refined the analysis contained in OTTR20, specifically related to the development capital estimates and scheduling. The assessment also included the estimated potential impact arising from COVID-19, including the estimated reduction in underground capital expenditures in 2021, compared to the estimates in forecasts included in the OTTR20, resulting from the on-going COVID-19 controls and travel restrictions implemented by the Government of Mongolia.

Subsequent to December 31, 2020, the Company’s assessment included the announcement on January 11, 2021 that the Government of Mongolia had advised Rio Tinto that it was dissatisfied with the results of the Definitive Estimate and was concerned that the significant increase in the development costs of the Oyu Tolgoi project had eroded the economic benefits it anticipated to receive therefrom. The Government of Mongolia stressed the importance of achieving a comprehensive solution that addressed both financial issues between the shareholders of Oyu Tolgoi as well as economic and social issues of importance to Mongolia. The Company is engaging with the Government of Mongolia and Rio Tinto in relation to the Definitive Estimate and to address and close all outstanding issues and increase Oyu Tolgoi’s benefit to all stakeholders. Should future negotiations with the Government of Mongolia result in changes to the operating cash profile of Oyu Tolgoi, an impairment test may be necessary.

Income taxes - provision for income taxes and composition of deferred income tax assets and liabilities

The Company must make significant estimates in respect of the provision for income taxes and the composition of its deferred income tax assets and deferred income tax liabilities. The Company’s operations are, in part, subject to foreign tax laws where interpretations, regulations and legislation are complex and can be subject to change. As a result, there are usually some tax matters in question which may, on resolution in the future, result in adjustments to the amount of current or deferred income tax assets or liabilities, and those adjustments may be material to the Company’s balance sheet and results of operations.

18	December 31, 2020

Turquoise Hill Resources Ltd.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(c)	Areas of judgement and estimation uncertainty (continued)

(ii)	Areas of judgement (continued)

Income taxes - provision for income taxes and composition of deferred income tax assets and liabilities (continued)

The Company recognizes potential liabilities and records tax liabilities for uncertain tax positions based on its judgement of whether, and the extent to which, additional taxes will be due. Consistent with IFRIC 23, Uncertainty Over Income Tax Treatments, the Company first considers if it is probable that a taxation authority will accept an uncertain tax treatment. If it is concluded that it is not probable, a probability-weighted approach is to be taken for issues for which there are a wide range of possible outcomes. For tax issues with a binary outcome, the most likely amount method still remains. The Company adjusts these liabilities as facts and circumstances change. Due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the Company’s current estimate, which could result in material adjustments to the consolidated financial statements. Refer to Note 23 for further information on tax matters between Oyu Tolgoi and the Mongolian Tax Authority.

Income taxes – utilization of tax losses carried forward

The determination of the ability of the Company to utilize tax losses carried forward to offset income taxes payable in the future and to utilize temporary differences which will reverse in the future requires management to exercise judgement and make assumptions about the Company’s future performance. Management is required to assess whether it is probable that the Company is able to benefit from these tax losses and temporary differences.

(d)	Basis of consolidation

The financial statements consist of the consolidation of the accounts of Turquoise Hill and its respective subsidiaries. All intercompany transactions and balances between Turquoise Hill and its subsidiaries have been eliminated on consolidation. Where necessary, adjustments are made to assets, liabilities, and results of subsidiaries to bring their accounting policies into line with those used by the Company.

Subsidiaries are entities controlled by Turquoise Hill. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The Company controls an entity if it has power to direct the activities of the entity in a manner that significantly affects its returns, has exposure or rights to variable returns from its involvement with the entity and has the ability to use its power to affect those returns.

The Company consolidates all subsidiaries. The Company’s principal operating subsidiary is Oyu Tolgoi LLC (“Oyu Tolgoi”). Wholly-owned subsidiaries of Turquoise Hill together hold a 66.0% interest in Oyu Tolgoi, whose principal asset is the Oyu Tolgoi copper-gold mine located in Southern Mongolia. The remaining 34% non-controlling interest in Oyu Tolgoi is owned by Erdenes Oyu Tolgoi LLC (“Erdenes”), a company controlled by the Mongolian government. The

December 31, 2020	19

Turquoise Hill Resources Ltd.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(d)	Basis of consolidation (continued)

Company has historically funded 100% of the Oyu Tolgoi copper-gold mine’s exploration and development costs via equity and debt investments in Oyu Tolgoi and non-recourse loans to Erdenes. Income or loss of Oyu Tolgoi is attributed to the controlling and non-controlling shareholders based on ownership percentage. Non-recourse loans advanced to Erdenes upon the issuance of additional equity interests to Erdenes are accounted for separately and recorded as an offset to non-controlling interest in equity. Unrealized interest on the non-recourse loans to Erdenes, which are recoverable principally through dividends from Oyu Tolgoi or sale by Erdenes of its interests in Oyu Tolgoi, is recognized when payment of the interest can be reliably determined.

(e)	Currency translation and foreign exchange

The Company has determined the U.S. dollar to be the functional currency of Turquoise Hill and its significant subsidiaries as it is the currency of the primary economic environment in which Turquoise Hill and all of its significant subsidiaries operate. Accordingly, monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the exchange rate in effect at the date of the balance sheet and non-monetary assets and liabilities are translated at the time of acquisition or issue. Revenues and expenses are translated at rates approximating the exchange rates in effect at the date of the transaction. All exchange gains and losses are included in the consolidated statement of income during the year.

(f)	Revenue

The Company generates revenue from the sale of concentrate containing copper, gold and silver. Sales revenue is recognized on individual sales to depict the transfer of promised goods to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods. The Company considers five steps in assessing whether all of the revenue recognition criteria are met:

•	identify the contract with a customer;

•	identify the performance obligations in the contract;

•	determine the transaction price;

•	allocate the transaction price to performance obligations; and

•	recognize revenue when or as a performance obligation is satisfied.

The Company satisfies its performance obligation and sales revenue is recognized at the point in time when the product is delivered as specified by the customer, which is typically upon loading of the product to the customer’s truck, train or vessel. The Company considers that control has passed when there is a present obligation to pay from the customer’s perspective; physical possession, legal title and the risks and rewards of ownership have all passed to the customer; and the customer has accepted the concentrate. The Company recognizes deferred revenue in the event it receives payment from a customer before a sales transaction meets all the criteria for revenue recognition.

20	December 31, 2020

Turquoise Hill Resources Ltd.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(f)	Revenue (continued)

Concentrate is provisionally priced whereby the selling price is subject to final adjustment at the end of a period normally ranging from 30 to 180 days after delivery to the customer as defined in the sales contract. The final price is based on the market price at the relevant quotation point stipulated in the contract. At each reporting date, the receivable is marked to fair value based on the forward selling price for the quotation period stipulated in the contract. The change in fair value of the receivable subsequent to the date of revenue recognition is recognized within ‘Revenue’ on the face of the statements of income and is shown separately as ‘other revenue’ in the notes to the consolidated financial statements.

Mining royalties paid to the government of Mongolia are included in operating expenses.

(g)	Exploration and evaluation

All direct costs related to the acquisition of mineral property interests are capitalized in the period incurred.

Exploration and evaluation costs are charged to operations in the period incurred until such time as it has been determined that a mineral property has proven and probable reserves and the property is economically viable, in which case subsequent evaluation costs incurred to develop a mineral property are capitalized. Exploration and evaluation costs include value-added taxes incurred in foreign jurisdictions when recoverability of those taxes is uncertain.

(h)	Property, plant and equipment

Property, plant and equipment are recorded at cost, less accumulated depletion and depreciation and accumulated impairment losses. The cost of property, plant and equipment includes the estimated close down and restoration costs associated with the asset.

Once an undeveloped mining project has been established as commercially viable, including that it has established proven and probable reserves and approval to mine by governmental authorities has been given, expenditure (including qualifying exploration and evaluation costs) other than on land, buildings, plant and equipment is capitalized under “Mineral property interests.” Ore reserves may be declared for an undeveloped mining project before its commercial viability has been fully determined and approval to mine has been given. Evaluation costs may be capitalized during the period between declaration of reserves and approval to mine as further work is undertaken in order to refine the development case to maximize the project’s return.

Project development expenditures, including costs to acquire and construct buildings and equipment are capitalized under “Capital works in progress” provided that the project has been established as commercially viable. Capital works in progress are not categorized as mineral property interests, mining plant and equipment or other capital assets until the capital asset is in the condition and location necessary for its intended use.

Sales of concentrate and associated costs, which are incurred during the commissioning phase, that are necessary for the successful commissioning of new assets, are capitalized. Development costs incurred after the commencement of production are capitalized to the extent they are expected to give rise to a future economic benefit. Borrowing costs related to construction or

December 31, 2020	21

Turquoise Hill Resources Ltd.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(h)	Property, plant and equipment (continued)

development of a qualifying asset are capitalized until the point when substantially all the activities that are necessary to make the asset ready for its intended use are complete. Where funds have been borrowed specifically to finance an asset, the amount capitalized is the actual interest on borrowings incurred, net of any returns on invested funds. Where the funds used to finance an asset form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of the Company during the period.

(i)	Deferred stripping

In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of mining overburden and waste materials is referred to as stripping.

During the development of an open pit mine, before production commences, stripping costs are capitalized as part of mineral property interests and are subsequently amortized over the life of the mine on a units of production basis.

During the production phase, stripping activity is undertaken for the dual purpose of extracting inventory for current production as well as improving access to the ore body.

Stripping costs incurred for the purpose of extracting current inventories are included in the costs of inventory produced during the period the stripping costs are incurred.

In order for production phase stripping costs to qualify for capitalization as a stripping activity asset, three criteria must be met:

•	it must be probable that economic benefit will be realized in a future accounting period as a result of improved access to the ore body created by the stripping activity;

•	it must be possible to identify the “component” of the ore body for which access has been improved; and

•	it must be possible to reliably measure the costs that relate to the stripping activity.

When the cost of stripping related to development which has a future benefit is not distinguishable from the cost of producing current inventories, the stripping costs are allocated to each activity based on a relevant production measure. Generally, the measure would be calculated based on a ratio obtained by dividing the tonnage of waste mined for the component for the period by the quantity of ore mined for the component. Stripping costs incurred in the period related to the component are deferred to the extent that the current period ratio exceeds the historical life of component ratio. The stripping activity asset is depreciated on a units of production basis based on expected production of ore over the useful life of the component that has been made more accessible as a result of the stripping activity. The life of component ratios are based on proven and probable reserves based on the mine plan; they are a function of the mine design and therefore changes to that design will generally result in changes to the ratios. Changes in other technical or economic parameters that impact reserves may also impact the life of component ratios. Changes to the life of component ratios are accounted for prospectively.

22	December 31, 2020

Turquoise Hill Resources Ltd.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(i)	Deferred stripping (continued)

Deferred stripping costs are included in “Mineral property interests” within property, plant and equipment. Amortization of deferred stripping costs is included as a cost of production in the period.

(j)	Depreciation and depletion

Property, plant and equipment is depreciated over its useful life, or over the remaining life of the mine if that is shorter.

The useful lives of the major assets of a cash-generating unit are often dependent on the life of the ore body to which they relate. Where this is the case, the lives of mining properties, and their associated concentrators and other long lived processing equipment generally relate to the expected life of the ore body. The life of the ore body, in turn, is estimated on the basis of the life-of-mine plan. In applying the units of production method, depreciation is calculated using the copper content of the ore extracted from the mine in the period as a percentage of the total metal content of the ore to be extracted in current and future periods based on proven and probable reserves.

Development costs that relate to a discrete section of an ore body, and which only provide benefit over the life of those reserves, are depreciated over the estimated life of that discrete section. Development costs incurred that relate to the entire ore body are depreciated over the estimated life of the entire ore body.

Assets within operations for which production is not expected to fluctuate significantly from one year to another or which have a physical life shorter than the mine are depreciated on a straight-line basis. Depreciation commences when an asset is available for use.

(k)	Impairment of non-current assets

Property, plant and equipment is reviewed for impairment when events or changes in circumstances indicate that the full carrying amount may not be recoverable.

Impairment is assessed at the level of cash-generating units which are identified as the smallest identifiable group of assets capable of generating cash inflows which are largely independent of the cash inflows from other assets. When an impairment review is undertaken, the recoverable amount is assessed by reference to the higher of VIU and FVLCD.

The VIU is the net present value of expected future pre-tax cash flows from the relevant cash-generating unit in its current condition, both from continuing use and ultimate disposal. For VIU, recent cost levels are considered, together with expected changes in costs that are compatible with the current condition of the business and which meet the requirements of IFRS.

The best evidence of FVLCD is often the value obtained from an active market or binding sale agreement. Where this is not the case, or where neither an active market nor a binding sale agreement exists, FVLCD is based on the best information available to reflect the amount a market participant would pay for the cash-generating unit in an arm’s length transaction. This is often estimated using discounted post tax cash flow techniques based on detailed life-of-mine and/or production plans.

December 31, 2020	23

Turquoise Hill Resources Ltd.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(k)	Impairment of non-current assets (continued)

The cash flow forecasts are based on management’s best estimates of expected future revenues and costs, including the future cash costs of production and capital expenditure, which for FVLCD purposes management believe approximate those of a market participant.

Forecast cash flows for impairment purposes are generally based on management’s price forecasts of commodity prices, which assume short term observable market prices will revert to the Company’s assessment of the long term price, generally over a period of three to five years. These long-term forecast commodity prices are derived from industry analyst consensus.

The discount rates applied to the future cash flow forecasts represent an estimate of the rate the market would apply having regard to the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

Non-current assets that have previously been impaired are tested for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed.

(l)	Decommissioning obligations

The Company recognizes liabilities for statutory, contractual, legal or constructive obligations associated with the retirement of property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a provision for a decommissioning obligation is recognized at its net present value in the period in which it is incurred, using a discounted cash flow technique with market-based risk-free discount rates and estimates of the timing and amount of the settlement of the obligation. Upon initial recognition of the liability, the corresponding decommissioning cost is added to the carrying amount of the related asset.

Following initial recognition of the decommissioning obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to significant estimates including the current discount rate, the amount or timing of the underlying cash flows needed to settle the obligation and the requirements of the relevant legal and regulatory framework. Subsequent changes in the provisions resulting from new disturbance, updated cost estimates, changes to estimated lives of operations and revisions to discount rates are also capitalized to the related property, plant and equipment. Amounts capitalized to the related property, plant and equipment are depreciated over the lives of the assets to which they relate. The amortization or unwinding of the discount applied in establishing the net present value of provisions is charged to expense and is included within finance costs in the consolidated statement of income.

(m)	Inventories

Concentrate inventory is valued at the lower of weighted average cost and net realizable value. Cost comprises production and processing costs, which includes direct and indirect labour, operating materials and supplies, applicable transportation costs and apportionment of operating overheads, including depreciation and depletion. Net realizable value is the expected average selling price of the concentrate inventory less applicable selling and transportation costs.

24	December 31, 2020

Turquoise Hill Resources Ltd.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(m)	Inventories (continued)

Stockpiles represent ore that has been extracted and is available for further processing. Stockpiles are valued at the lower of weighted average production cost and net realizable value. Production cost includes direct and indirect labour, operating materials and supplies, applicable transportation costs, and apportionment of operating overheads, including depreciation and depletion. Net realizable value is the expected average selling price of the finished product less the costs to get the product into saleable form and to the selling location. If the ore will not be processed and sold within 12 months after the consolidated balance sheet date it is included within non-current assets and net realizable value is calculated on a discounted cash flow basis over the planned period within which the ore is estimated to be processed.

Mine stores and supplies are valued at the lower of the weighted average cost and net realizable value.

(n)	Taxation

Income tax expense comprises current and deferred tax. Current tax and deferred taxes are recognized in the consolidated statement of income except to the extent that they relate to items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date.

Deferred tax is recognized in respect of unused tax losses and credits, as well as temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on enacted or substantively enacted laws at the reporting date.

The Company computes the provision for deferred income taxes under the liability method. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, only to the extent that it is probable that future taxable profits will be available against which they can be utilized. Future taxable profits are estimated using an income forecast derived from cash flow projections, based on detailed life-of-mine plans and corporate forecasts. Where applicable, the probability of utilizing tax losses or credits is evaluated by considering risks relevant to future cash flows, and the expiry dates after which these losses or credits can no longer be utilized.

Deferred tax is not recognized for the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries, associates and joint arrangements to the extent that it is probable that they will not reverse in the foreseeable future.

The Company is subject to assessments by various taxation authorities, who may interpret tax legislation differently from the Company. The final amount of taxes to be paid depends on a number of factors, including the outcomes of audits, appeals or negotiated settlements. Such differences are accounted for based on management’s best estimate of the probable outcome of these matters.

December 31, 2020	25

Turquoise Hill Resources Ltd.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(n)	Taxation (continued)

The Company must make significant estimates and judgements in respect of its provision for income taxes and the composition and measurement of its deferred income tax assets and liabilities. The Company’s operations are, in part, subject to foreign tax laws where interpretations, regulations and legislation are complex and subject to change. As a result, there are some tax matters in question that may, upon resolution in the future, result in adjustments to the amount of deferred income tax assets and liabilities; those adjustments may be material.

(o)	Employee benefits

Wages, salaries, contributions to government pension and social insurance funds, compensated absences and bonuses are accrued in the year in which the employees render the associated services.

(p)	Cash and cash equivalents

For the purposes of the consolidated balance sheet, cash and cash equivalents comprise cash on hand, demand deposits and short term, highly liquid investments with an initial maturity of three months or less that are readily convertible into known amounts of cash and which are subject to insignificant risk of changes in value.

(q)	Financial instruments

The Company classifies its financial instruments in the following categories: at fair value through profit or loss, fair value through other comprehensive income or at amortized cost.

Classification

The Company determines the classification of financial instruments at initial recognition.

The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. A debt instrument is measured at amortized cost if the objective of the business model is to hold the debt instrument for the collection of contractual cash flows, and the asset’s contractual cash flows are comprised solely of payments of principal and interest (“SPPI”).

A debt instrument held under a business model under which financial assets may be either held to collect contractual cash flows or sold is classified as held at fair value through other comprehensive income if the SPPI criteria are met. Any other financial assets are classified at fair value through profit or loss.

Debt instruments held to maturity are classified as current or non-current assets based upon their maturity date. Equity instruments that are held for trading are classified as fair value through profit or loss. For other equity instruments, on the day of acquisition, the Company is able to make an irrevocable election (on an instrument-by-instrument basis) to designate them as at fair value through other comprehensive income.

26	December 31, 2020

Turquoise Hill Resources Ltd.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(q)	Financial instruments (continued)

Financial liabilities are measured at amortized cost, unless they are required to be measured at fair value through profit or loss (such as instruments held for trading or derivatives) or where the Company has opted to measure at fair value through profit or loss.

Measurement

a)	Financial assets and liabilities at fair value through profit or loss

Financial assets and liabilities at fair value through profit or loss are initially recognized at fair value and transaction costs are expensed in the consolidated statements of income. Realized and unrealized gains and losses arising from changes in fair value are included in the consolidated statement of income in the period in which they arise. Where the Company has elected to recognize a financial liability at fair value through profit or loss, any changes associated with the Company’s own credit risk will be recognized in other comprehensive income.

b)	Financial assets at fair value through other comprehensive income

Investments in equity instruments at fair value through other comprehensive income are initially recognized at fair value plus transaction costs. Subsequent to initial recognition, they are measured at fair value, with gains and losses recognized in other comprehensive income.

c)	Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value net of transaction costs, and subsequently carried at amortized cost less any impairment charges.

d)	Derivative financial instruments

Derivatives are classified as fair value through profit or loss. Derivatives embedded in financial liabilities are treated as separate derivatives when their risks and characteristics are not closely related to their host contracts. Commodity-based derivatives resulting from provisionally priced concentrate are classified as fair value through profit or loss with changes in value recognized in revenue.

Impairment of financial assets

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost.

At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the 12 month expected credit loss for performing assets and the lifetime expected credit loss if the credit risk on the financial asset has increased significantly since initial recognition. For financial assets that are credit impaired at inception, the Company recognizes the expected lifetime credit loss allowance and any interest income is calculated on the net carrying amount.

December 31, 2020	27

Turquoise Hill Resources Ltd.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(q)	Financial instruments (continued)

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the expected credit losses are reversed after the impairment was recognized.

Derecognition

Financial assets are derecognized when the investments mature or are sold, and substantially all the risks and rewards of ownership have been transferred. A financial liability is derecognized when the obligation under the liability is discharged, canceled or expired. Gains and losses on derecognition are recognized within finance income and finance costs, respectively. Gains or losses on equity instruments designated as fair value through other comprehensive income remain within accumulated other comprehensive income.

(r)	Share based payments

The Company has a Performance Share Unit (“PSU”) Plan, a Restricted Share Unit (“RSU”) plan, and a Director Deferred Share Unit (“DDSU”) Plan.

The PSUs, RSUs, and DDSUs are accounted for at fair value upon issuance and remeasured each reporting period, based on the fair market value of a common share of the Company, and recognized as an expense on a straight-line basis over the vesting period.

(s)	Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Company’s other components. Operating segments are reported consistently with internal information provided to the chief operating decision maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance, has been identified as Turquoise Hill’s Chief Executive Officer. Based upon management’s assessment of the above criteria, the Company has one operating segment, Oyu Tolgoi, with its copper-gold mine in Southern Mongolia.

(t)	Leases

At inception of the contract, the Company assesses whether a contract is, or contains, a lease. The contract contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

To assess this, the Company considers whether:

•	The contract involves the use of an identified asset;

•	the Company has the right to obtain substantially all the economic benefits from use of the asset throughout the period of use; and

•	the Company has the right to direct the use of the asset.

28	December 31, 2020

Turquoise Hill Resources Ltd.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(t)	Leases (continued)

The Company recognizes a right of use asset and a lease liability at the lease commencement date. The right of use asset is initially measured at cost. The right of use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the useful life or the end of the lease term. The estimated useful lives of right of use assets are determined on the same basis as those of property, plant and equipment. In addition, they are periodically reduced by any impairment losses and adjusted for certain re-measurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted at the weighted average incremental borrowing rate.

Lease payments included in the measurement of the lease liability comprise: fixed payments; variable lease payments that depend on an index or a rate; amounts expected to be payable under any residual value guarantee, and the exercise price under any purchase option that the Company would be reasonably certain to exercise; lease payments in any optional renewal period if the Company is reasonably certain to exercise an extension option; and penalties for any early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest rate method. It is re-measured when there is a change in future lease payments arising from a change in index payment or rate, if there is a change in the Company’s estimate of the amount expected to be payable under any residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension, or termination option.

When the lease liability is re-measured in this way, a corresponding adjustment is made to the carrying amount of the right of use asset, or is recorded in the consolidated statement of income if the carrying amount of the asset has been reduced to nil.

The Company presents right of use assets in Property, plant, and equipment and lease liabilities in Borrowings and other financial liabilities in the consolidated balance sheet.

(u)	New standards and interpretations not yet adopted

Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16): The amendments prohibit an entity from deducting from the cost of an item of property, plant, and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. This amendment is effective for the Company’s annual reporting period beginning January 1, 2022 with early adoption permitted. The Company is in the process of assessing the impact of the adoption of this amendment.

None of the remaining standards and amendments to standards and interpretations which have been issued but are not yet effective are expected to have a significant effect on the consolidated financial statements of the Company.

December 31, 2020	29

Turquoise Hill Resources Ltd.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

3.	Operating segment

	Year Ended December 31, 2020
	Oyu Tolgoi	Corporate and other eliminations	Consolidated
Revenue	$1,078,192	$—	$1,078,192
Cost of sales	(669,394)	—	(669,394)
Gross margin	408,798	—	408,798

Operating (expenses) income	(245,718)	43,447	(202,271)
Corporate administration expenses	—	(30,602)	(30,602)
Other income (expense)	3,254	(2,772)	482
Income before finance items and taxes	166,334	10,073	176,407

Finance items
Finance income	4,292	13,057	17,349
Finance costs	(257,765)	252,255	(5,510)
Income (loss) from operations before taxes	$(87,139)	$275,385	$188,246
Income and other taxes	347,003	(40,607)	306,396
Income for the year	$259,864	$234,778	$494,642

Depreciation and depletion	181,146	114	181,260
Capital additions	1,326,274	—	1,326,274
Current assets	431,271	1,077,598	1,508,869
Non-current assets	12,025,763	(165,871)	11,859,892
Current liabilities	501,013	20,623	521,636
Non-current liabilities	11,954,961	(7,535,789)	4,419,172
Net decrease in cash	(38,563)	(489,801)	(528,364)

Revenue by geographic destination is based on the ultimate country of destination, if known. If the destination of the concentrate sold through traders is not known, then revenue is allocated to the location of the concentrate at the time when revenue is recognized. During the years ended December 31, 2020 and 2019, principally all of Oyu Tolgoi’s revenue arose from concentrate sales to customers in China and revenue from individual customers in excess of 10% of Oyu Tolgoi’s revenue was $230.7 million, $177.4 million, $110.5 million, and $106.2 million (December 31, 2019 - $225.5 million, $128.0 million, and $120.7 million).

All long-lived assets of the Oyu Tolgoi segment, other than financial instruments and deferred tax assets, are located in Mongolia.

30	December 31, 2020

Turquoise Hill Resources Ltd.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

3.	Operating segment (continued)

	Year Ended December 31, 2019
	Oyu Tolgoi	Corporate and other eliminations	Consolidated
Revenue	$1,166,014	$—	$1,166,014
Cost of sales	(742,985)	—	(742,985)
Gross margin	423,029	—	423,029

Operating (expenses) income	(271,547)	50,054	(221,493)
Corporate administration expenses	—	(23,443)	(23,443)
Other income	2,498	216	2,714
Impairment charges	(596,906)	—	(596,906)
Income (loss) before finance items and taxes	(442,926)	26,827	(416,099)

Finance items
Finance income	29,719	76,616	106,335
Finance costs	(456,382)	446,361	(10,021)
Income (loss) from operations before taxes	$(869,589)	$549,804	$(319,785)
Income and other taxes	(90,590)	(66,543)	(157,133)
Income (loss) for the year	$(960,179)	$483,261	$(476,918)

Depreciation and depletion	193,183	81	193,264
Capital additions	1,753,728	—	1,753,728
Current assets	380,830	2,084,876	2,465,706
Non-current assets	10,311,721	44,967	10,356,688
Current liabilities	486,337	34,312	520,649
Non-current liabilities	10,870,018	(6,499,330)	4,370,688
Net increase (decrease) in cash	(37,813)	86,731	48,918

December 31, 2020	31

Turquoise Hill Resources Ltd.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

4.	Revenue

	Year Ended December 31, 2020
	Revenue from contracts with customers	Other revenue (a)	Total revenue
Total revenue:
Copper	$755,874	$41,423	$797,297
Gold	260,055	5,593	265,648
Silver	14,575	672	15,247
	$1,030,504	$47,688	$1,078,192

	Year Ended December 31, 2019
	Revenue from contracts with customers	Other revenue (a)	Total revenue
Total revenue:
Copper	$794,870	$(7,060)	$787,810
Gold	353,668	11,338	365,006
Silver	12,932	266	13,198
	$1,161,470	$4,544	$1,166,014

(a)	Other revenue relates to gains (losses) on the revaluation of trade receivables.

5.	Cost of sales

	Year Ended December 31,
	2020	2019
Production and delivery	$493,370	$559,066
Depreciation and depletion	176,024	183,919
	$669,394	$742,985

6.	Operating expenses

	Year Ended December 31,
	2020	2019
Oyu Tolgoi administration expenses	$124,889	$134,573
Royalty expenses	63,420	64,048
Inventory reversals (a)	(2,703)	(2,161)
Selling expenses	11,147	14,607
Depreciation	5,236	8,133
Other	282	2,293
	$202,271	$221,493

(a)	Inventory reversals include net adjustments to the carrying value of ore stockpile inventories and materials and supplies; refer to Note 9.

32	December 31, 2020

Turquoise Hill Resources Ltd.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

7.	Finance items

	Year Ended December 31,
	2020	2019
Finance income:
Interest income (a)	$17,349	$106,335
	$17,349	$106,335
Finance costs:
Interest expense and similar charges	$(340,040)	$(401,582)
Amounts capitalized to property, plant and equipment (b)	337,727	396,922
Accretion of decommissioning obligations (Note 17)	(3,197)	(5,361)
	$(5,510)	$(10,021)

(a)

Finance income includes $2.1 million (December 31, 2019 - $64.3 million) in interest income arising on the related party receivable placed with Rio Tinto under an agreement for cash management services in connection with net proceeds from the project finance facility (refer to Note 22).

(b)	The majority of the costs capitalized to property, plant and equipment were capitalized at the weighted average rate of the Company’s general borrowings of 8.3% (2019: 8.5%) (refer to Note 13).

8.	Cash and cash equivalents

	December 31, 2020	December 31, 2019
Cash at bank and on hand	$61,783	$112,572
Money market funds (a)	667,542	876,126
Other cash equivalents	394,296	663,287
	$1,123,621	$1,651,985

(a)	At December 31, 2020, no short-term liquid investments were placed with Rio Tinto (December 31, 2019 - $210.0 million) (refer to Note 22).

December 31, 2020	33

Turquoise Hill Resources Ltd.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

9.	Inventories

	December 31, 2020	December 31, 2019
Current
Concentrate	$48,504	$26,801
Ore stockpiles	44,846	45,713
Provision against carrying value of ore stockpiles	—	(908)
Materials and supplies	180,038	179,795
Provision against carrying value of materials and supplies	(75,426)	(75,682)
	$197,962	$175,719
Non-current
Ore stockpiles	$37,557	$30,640
Provision against carrying value of ore stockpiles	—	(1,655)
	$37,557	$28,985

During the year ended December 31, 2020, $669.4 million (2019 - $743.0 million) of inventory was charged to cost of sales (Note 5).

During the year ended December 31, 2020, net reversals of $2.7 million (2019 – $2.2 million) were recognized in the consolidated statement of income relating to inventory write off and movement in provisions against carrying value. During the year ended December 31, 2020, inventory on which there was a provision against carrying value of $0.1 million (2019 - $15.2 million) was sold and recognized in cost of sales for the year.

10.	Trade and other receivables

	December 31, 2020	December 31, 2019
Trade receivables from provisionally priced sales	$50,459	$16,881
Other receivables	8,701	4,403
Due from related parties (Note 22)	852	5,763
	$60,012	$27,047

11.	Prepaid expenses and other assets

	December 31, 2020	December 31, 2019
Prepaid expenses	$44,130	$16,863
Amounts prepaid to related parties (Note 22)	83,144	82,808
	$127,274	$99,671

34	December 31, 2020

Turquoise Hill Resources Ltd.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

12.	Receivable from related party and other non-current financial assets

	December 31, 2020	December 31, 2019
Current assets:
Receivable from related party (Note 22)	$—	$511,284
	$—	$511,284

	December 31, 2020	December 31, 2019
Other non-current financial assets:
Marketable securities	6,379	3,909
Other	7,739	7,069
	$14,118	$10,978

December 31, 2020	35

Turquoise Hill Resources Ltd.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

13.	Property, plant and equipment

	Oyu Tolgoi
Year Ended December 31, 2020	Mineral property interests	Plant and equipment (c)	Capital works in progress	Other capital assets	Total
Net book value:
January 1, 2020	723,516	3,126,331	5,931,750	1,050	9,782,647
Additions (b)	5,965	—	982,582	—	988,547
Interest capitalized (Note 7)	—	—	337,727	—	337,727
Changes to decommissioning obligations (Note 17)	26,529	—	—	—	26,529
Depreciation for the period	(60,458)	(145,979)	—	(114)	(206,551)
Disposals and write offs	—	(858)	(529)	—	(1,387)
Transfers and other movements	—	32,028	(32,028)	—	—
December 31, 2020	$695,552	$3,011,522	$7,219,502	$936	$10,927,512
Cost	1,303,134	4,868,370	7,584,209	1,131	13,756,844
Accumulated depreciation / impairment	(607,582)	(1,856,848)	(364,707)	(195)	(2,829,332)
December 31, 2020	$695,552	$3,011,522	$7,219,502	$936	$10,927,512
Non-current assets pledged as security (a)	$695,552	$3,011,522	$7,219,502	$—	$10,926,576

	Oyu Tolgoi
Year Ended December 31, 2019	Mineral property interests	Plant and equipment (c)	Capital works in progress	Other capital assets	Total
Net book value:
January 1, 2019 as previously reported	$799,113	$3,263,447	$4,775,745	$—	$8,838,305
Impact of change in accounting policy	—	14,431	—	—	14,431
January 1, 2019 restated	$799,113	$3,277,878	$4,775,745	$—	$8,852,736
Additions	56,083	430	1,299,162	1,131	1,356,806
Interest capitalized (Note 7)	—	—	396,922	—	396,922
Changes to decommissioning obligations	(32,688)	—	—	—	(32,688)
Depreciation for the period	(46,985)	(144,825)	—	(81)	(191,891)
Impairment charges (d)	(52,007)	(180,192)	(364,707)	—	(596,906)
Disposals and write offs	—	(2,184)	(148)	—	(2,332)
Transfers and other movements	—	175,224	(175,224)	—	—
December 31, 2019	$723,516	$3,126,331	$5,931,750	$1,050	$9,782,647
Cost	1,270,641	4,840,318	6,296,457	1,131	12,408,547
Accumulated depreciation / impairment	(547,125)	(1,713,987)	(364,707)	(81)	(2,625,900)
December 31, 2019	$723,516	$3,126,331	$5,931,750	$1,050	$9,782,647
Non-current assets pledged as security (a)	$723,516	$3,126,331	$5,931,750	$—	$9,781,597

36	December 31, 2020

Turquoise Hill Resources Ltd.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

13.	Property, plant and equipment (continued)

(a)

In addition to property, plant and equipment, at December 31, 2020 current and non-current inventory of $197.9 million (December 31, 2019 - $175.7 million) and $37.6 million (December 31, 2019 - $29.0 million) respectively, and cash at bank and on hand of $47.7 million (December 31, 2019 - $86.2 million) are pledged as security for the project finance facility.

(b)

Pre-production sales proceeds of $26.1 million and associated costs of $5.4 million have been recorded as a net reduction to additions to Capital works in progress during the year ended December 31, 2020 (2019: nil).

(c)	Plant and equipment comprises owned and leased assets:

	December 31, 2020	December 31, 2019
Plant and equipment owned	$10,923,294	$9,773,937
Right of use assets	4,218	8,710
	$10,927,512	$9,782,647

The Company leases certain assets including warehouse and office facilities as well as transportation equipment, substantially all at Oyu Tolgoi. Information about leases for which the Company is a lessee is presented below:

	Year Ended December 31,
	2020	2019
Plant and equipment:
Opening Carrying Amount	$8,710	$14,431
Additions	$—	1,561
Depreciation for the period	(4,492)	(7,282)
	$4,218	$8,710

(d)	Impairment charges

On July 15, 2019, the Company provided an update on the Oyu Tolgoi underground project summarizing preliminary estimates for increased capital expenditure for project development and a schedule delay to first sustainable production. These preliminary estimates indicated that first sustainable production could be delayed by 16 to 30 months compared to the original feasibility study guidance in 2016 and that development capital expenditure for the project may increase by $1.2 billion to $1.9 billion over the $5.3 billion previously disclosed. Together, these matters were identified as an indicator of impairment at the Oyu Tolgoi cash generating unit level at June 30, 2019.

The Company’s assessment of FVLCD resulted in a recoverable amount of $8.7 billion compared to a carrying value of $9.3 billion at June 30, 2019, resulting in a $0.6 billion impairment charge.

December 31, 2020	37

Turquoise Hill Resources Ltd.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

14.	Trade and other payables

	December 31, 2020	December 31, 2019
Trade payables and accrued liabilities	$315,570	$389,476
Interest payable on long-term borrowings	7,266	9,814
Payable to related parties (Note 22)	65,552	65,903
Other	1,671	1,013
	$390,059	$466,206

15.	Borrowings and other financial liabilities

	December 31, 2020	December 31, 2019
Current liabilities:
Project finance facility (a)	$27,567	$22,177
Lease liabilities (b)	721	4,370
	$28,288	$26,547
Non-current liabilities:
Project finance facility (a)	$4,157,344	$4,170,058
Lease liabilities (b)	16,147	17,212
	$4,173,491	$4,187,270

(a)	Project finance facility

On December 14, 2015, Oyu Tolgoi signed a $4.4 billion project finance facility. The facility is provided by a syndicate of international financial institutions and export credit agencies representing the governments of Canada, the United States and Australia, along with 15 commercial banks. The project finance lenders have agreed a debt cap of $6.0 billion. In addition to the funding drawn down to date there is an additional $0.1 billion available, subject to certain conditions, under the Company’s facility with the Export-Import Bank of the United States, and the potential for an additional $1.6 billion of supplemental debt in the future. Under the terms of the project finance facility held by Oyu Tolgoi, there are certain restrictions on the ability of Oyu Tolgoi to make shareholder distributions.

38	December 31, 2020

Turquoise Hill Resources Ltd.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

15.	Borrowings and other financial liabilities (continued)

(a)	Project finance facility (continued)

At December 31, 2020, Oyu Tolgoi has drawn down $4.3 billion of the project finance facility:

	December 31, 2020		Original Term (ii)	Annual interest rate
Facility	Carrying Value (i)	Fair Value (i)		Pre-completion	Post-completion
International Financial Institutions - A Loan	$777,481	$867,300	15 years	LIBOR + 3.78%	LIBOR + 4.78%
Export Credit Agencies	872,200	971,996	14 years	LIBOR + 3.65%	LIBOR + 4.65%
Loan	276,974	333,615	13 years	2.3%	2.3%
MIGA Insured Loan (iii)	677,714	750,133	12 years	LIBOR + 2.65%	LIBOR + 3.65%
Commercial Banks - B Loan	1,580,542	1,761,182	12 years	LIBOR + 3.4%	LIBOR + 4.4%
				Includes $50 million	15-year loan at A Loan rate
	$4,184,911	$4,684,226

(i)

The carrying value of borrowings under the project finance facility differs from fair value due to amortized transaction costs, and changes in the estimate of fair value between the initial recognition date and the balance sheet date. Project finance borrowings were initially recognized at fair value less transaction costs on the relevant draw down dates, with aggregate initial fair value being $4,348.9 million before transaction costs. At December 31, 2020, these borrowings are stated net of $140.7 million unamortized transaction costs.

At December 31, 2020, the fair value of the Company’s borrowings has been estimated with reference to a market yield, the variability of which is considered a reasonable indicator, over the pre-completion period, of movements in the fair value of amounts drawn under the project finance facility. Post completion, the fair value has been estimated using a separate discount rate that incorporates the annual interest rate on each tranche of the facility with reference to the consideration of factors that could indicate a change in the credit assessment of Oyu Tolgoi LLC as a counterparty to project finance. These considerations include in-country risk relating to the Oyu Tolgoi project and the assumed date of transition from pre-completion to post-completion. The transition from pre-completion to post-completion is determined by a set of tests for both completion of physical infrastructure and the ability to extract and process ore of defined grades over a defined period. This is considered a level 3 fair value measurement. Refer to Note 22 (v) for a description of Rio Tinto guarantee arrangements with respect to project finance borrowings.

December 31, 2020	39

Turquoise Hill Resources Ltd.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

15.	Borrowings and other financial liabilities (continued)

(a)	Project finance facility (continued)

(ii)

The project finance facility provides for interest only payments for the first five years followed by minimum repayments according to a stepped amortization schedule for the remaining life of the facility. The maturity analysis of principal repayments is as follows:

	December 31, 2020	December 31, 2019
Maturity analysis - Project Finance facility (1)
Less than one year	$43,489	$23,289
One to five years	2,418,861	1,893,607
More than five years	1,863,279	2,432,022
	$4,325,629	$4,348,918

(1)

The rows are represented in dates as follows: As at December 31, 2020: 12 months to December 31, 2021; 48 months between January 1, 2022 and December 31, 2026; Beyond January 1, 2027. As at December 31, 2019: 12 months to December 31, 2020; 48 months between January 1, 2021 and December 31, 2025; Beyond January 1, 2026.

(iii)

The Multilateral Investment Guarantee Agency (“MIGA”) provides political risk insurance for commercial banks. The Company is required to pay an annual insurance premium of 1.4% of the MIGA Insured Loan for the remaining life of the facility.

(b)	Lease liabilities

	December 31, 2020	Decemrber 31, 2019
Maturity analysis - contractual undiscounted cash flows (1)
Less than one year	$1,121	$4,386
One to five years	19,631	15,334
More than five years	205	2,035
Total undiscounted lease liabilities	20,957	$21,755
Lease liabilities included in the Consolidated balance sheet	16,868	$21,582
Current	721	$4,370
Non-Current	16,147	$17,212

(1)

The rows are represented in dates as follows: As at December 31, 2020: 12 months to December 31, 2021; 48 months between January 1, 2022 and December 31, 2026; Beyond January 1, 2027. As at December 31, 2019: 12 months to December 31, 2020; 48 months between January 1, 2021 and December 31, 2025; Beyond January 1, 2026.

Lease liabilities are discounted at the weighted average incremental borrowing rate of 7.8% (2019: 7.2%).

40	December 31, 2020

Turquoise Hill Resources Ltd.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

16.	Income taxes

(a)	Tax expense (benefit)

	Year Ended December 31,
	2020	2019
Current (i)	$7,694	$10,544
Deferred
Temporary differences including tax losses (ii)	(346,627)	115,343
Withholding taxes (iii)	32,537	31,246
	$(314,090)	$146,589
Net income statement expense (benefit) for income taxes	$(306,396)	$157,133

(i)	Current taxes

In 2020, a cash payment of $28.3 million (2019 - $2.6 million) was made in respect of current taxes payable. Deferred tax liabilities for withholding taxes are reclassified to current tax prior to settlement.

(ii)	Deferred tax assets

2020 - Mongolia

Deferred tax assets of $841.3 million were recognized at December 31, 2020 in Mongolia, comprised of $389.3 million relating to tax losses that expire if not recovered against taxable income within eight years and $452.0 million relating to accrued but unpaid interest expense and other temporary differences. Tax losses have been calculated in accordance with the provisions of the Oyu Tolgoi Investment Agreement and Mongolian laws.

The Company recognized deferred tax assets at December 31, 2020 to the extent recovery is considered probable. In assessing the probability of recovery, future taxable income, derived from cash flows from detailed life-of-mine and production plans, was evaluated with reference to commodity price sensitivities, operating cost assumptions and carry-forward limits.

During the year ended December 31, 2020, the Company increased its recognized Mongolian deferred tax assets by $347.3 million. The movement in the Mongolian deferred tax asset represented an increase of $270.7 million in the recognized deferred tax asset for prior year losses and other temporary differences, mainly related to property, plant and equipment. In addition, operating losses and accrued but unpaid interest expense incurred by Oyu Tolgoi in the year increased the recognized deferred tax asset by $76.6 million.

The adjustment to the previously recognized deferred tax asset for prior year losses and other temporary differences was primarily due to an overall strengthening in taxable income forecasts driven by improved commodity price projections and updated operating assumptions in mine planning and scheduling. The improvement in taxable income forecasts led to an increase in the amount of loss carry forwards and temporary differences estimated to be utilized prior to expiration.

December 31, 2020	41

Turquoise Hill Resources Ltd.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

16.	Income taxes (continued)

(a)	Tax expense (benefit) (continued)

2019 – Mongolia

Deferred tax assets of $494.0 million were recognized at December 31, 2019 in Mongolia, comprised of $169.4 million relating to tax losses that expire if not recovered against taxable income within eight years and $324.6 million relating to accrued but unpaid interest expense and other temporary differences. During the year ended December 31, 2019, the Company decreased its recognized Mongolian deferred tax assets by $90.1 million. The movement in the Mongolian deferred tax asset represented a decrease of $187.8 million for prior year losses and other temporary differences which was partially offset by an increase of $97.7 million related to 2019 activity. The adjustment to the Mongolian deferred tax asset was primarily due to updated operating assumptions in mine planning during 2019 including the revised development capital spend and scheduling for the underground project. The updated mine planning assumptions led to an increase in the amount of loss carry forwards and temporary differences estimated to expire unutilized.

2020 – Canada

Deferred tax assets of $39.4 million were recognized at December 31, 2020 in Canada comprised of $38.4 million relating to non-capital Canadian tax losses carried forward and $1.0 million relating to other temporary differences. The recognized deferred tax asset decreased during 2020 due to the utilization of non-capital tax losses carried forward against taxable income in the year. Non-capital losses expire if not used to offset taxable income within twenty years.

2019 – Canada

The deferred tax asset at December 31, 2019 was $40.1 million, of which $39.6 million was recognized in relation to non-capital Canadian tax losses carried forward and $0.5 million relating to other temporary differences.

(iii)	Withholding taxes

Withholding tax is accrued on interest owing on shareholder loans and recognized within deferred tax liabilities as interest accrues. Mongolian withholding tax will be due upon receipt of loan interest.

42	December 31, 2020

Turquoise Hill Resources Ltd.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

16.	Income taxes (continued)

(b)	Reconciliation of income taxes calculated at the statutory rates to the actual tax provision

	Year Ended December 31,
	2020	2019
Income (loss) from operations before taxes	$188,246	$(319,785)
Tax at Canadian combined federal and provincial income tax rate (2020: 26.5%; 2019: 26.6%)	49,885	(85,063)
Tax effect of:
Change in amount of deferred tax recognized	(276,945)	300,237
Difference in tax rates and treatment in foreign jurisdictions	(116,208)	(100,134)
Withholding taxes	32,537	31,246
Non deductible losses and expense	4,335	10,847
	$ (306,396)	$ 157,133

During the year ended December 31, 2019, the Company completed the relocation of its head office from British Columbia to Quebec, which affected the provincial apportionment.

(c)	Recognized and unrecognized deferred tax assets and liabilities

Recognized and unrecognized deferred tax assets and liabilities are shown in the table below:

	Recognized		Unrecognized
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Deferred tax assets
Non-capital losses (i)	$427,695	$208,921	$281,643	$442,686
Capital losses	—	—	117,945	116,450
Other temporary differences including accrued interest	453,010	325,157	63,471	133,693
	$880,705	$534,078	$463,059	$692,829
Deferred tax liabilities (ii)
Withholding tax	(111,717)	(79,180)	—	—
	$(111,717)	$(79,180)	$—	$—

(i)	Unrecognized deferred tax assets relating to Mongolian non-capital losses for which recovery is not considered probable as at December 31, 2020 expire between 2024 and 2025.

(ii)

Deferred tax is not recognized on the unremitted earnings of subsidiaries where the Company is able to control the timing of the remittance and it is probable that there will be no remittance in the foreseeable future. At December 31, 2020, there was unremitted earnings of $606 million (2019: nil).

December 31, 2020	43

Turquoise Hill Resources Ltd.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

16.	Income taxes (continued)

(c)	Recognized and unrecognized deferred tax assets and liabilities (continued)

In addition to the above, the Company has $812.1 million of investment tax credits at December 31, 2020. No deferred tax asset has been recognized in respect of these credits, in accordance with the initial recognition exception in IAS 12 Income taxes for transactions that are not a part of a business combination and do not affect accounting or taxable profit.

17.	Decommissioning obligations

	Year Ended December 31,
	2020	2019
Opening carrying amount	$104,238	$131,565
Changes in estimates	26,529	(32,688)
Accretion of present value discount	3,197	5,361
	$133,964	$104,238

All decommissioning obligations relate to Oyu Tolgoi. Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements and other commitments made to stakeholders, and are measured as the net present value of estimated future cash expenditures upon reclamation and closure.

During 2020, the Company decreased the real discount rate from 2.0% to 1.5% based on an assessment of market-based risk-free discount rates including 30 year US Treasury Inflation Protected Securities. The impact of the change increased the decommissioning obligations by $20.8 million.

Estimated future cash expenditures of $227.8 million (December 31, 2019 - $212.6 million) have been discounted from an anticipated closure date of 2055 to their present value at a real rate of 1.5% (December 31, 2019 - 2.0%).

18.	Share capital

The authorized share capital of Turquoise Hill consists of an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares.

On October 23, 2020, the Company implemented a consolidation (or reverse stock split) of the Company’s issued and outstanding common shares at a ratio of one post-consolidation share for every ten pre-consolidation shares (“Share Consolidation”). The Share Consolidation reduced the number of issued and outstanding common shares of the Company from 2,012,314,469 shares to 201,231,446 shares. The reduction in the number of issued and outstanding common shares has been retrospectively applied to all figures presented herein.

As at December 31, 2020, there were 201,231,446 Common Shares and no Preferred Shares issued and outstanding (2019: 201,231,446 Common Shares and no Preferred Shares).

44	December 31, 2020

Turquoise Hill Resources Ltd.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

19.	Non-controlling interests

	Non-controlling Interest: Oyu Tolgoi (a) Year Ended December 31,
	2020	2019
Balance, January 1	$(1,237,174)	$(910,135)
Impact of change in accounting policy	—	(578)
Restated balance, January 1	$(1,237,174)	$(910,713)
Non-controlling interest’s share of loss	88,354	(326,461)
Common share investments funded on behalf of non-controlling interest (a)	137,700	219,300
Funded amounts repayable to the Company (a)	(137,700)	(219,300)
Balance, December 31	$(1,148,820)	$(1,237,174)

(a)

Since 2011, the Company has funded common share investments in Oyu Tolgoi on behalf of Erdenes. In accordance with the Amended and Restated Shareholders Agreement dated June 8, 2011, such funded amounts earn interest at an effective annual rate of LIBOR plus 6.5% and are repayable to the Company via a pledge over Erdenes’ share of future Oyu Tolgoi common share dividends. Erdenes also has the right to reduce the outstanding balance by making payments directly to the Company.

Common share investments funded on behalf of Erdenes are recorded as a reduction to the net carrying value of non-controlling interest. As at December 31, 2020, the cumulative amount of such funding was $1,378.4 million (December 31, 2019 - $1,240.7 million). Accrued interest of $804.4 million (December 31, 2019 - $654.9 million) relating to this funding has not been recognized in these consolidated financial statements, as payment will be triggered on common share dividend distribution by Oyu Tolgoi, the certainty of which cannot currently be reliably determined.

December 31, 2020	45

Turquoise Hill Resources Ltd.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

20.	Cash flow information

(a)	Reconciliation of net income (loss) to net cash flow generated from operating activities before interest and tax

	Year Ended December 31,
	2020	2019
Income (loss) for the year	$494,642	$(476,918)

Adjustments for:
Depreciation and amortization	181,260	192,052
Impairment charges	—	596,906
Finance items:
Interest income	(17,349)	(106,335)
Interest and accretion expense	5,510	10,021
Unrealized foreign exchange gains	(4,297)	(131)
Inventory reversals	(2,703)	(2,161)
Write off of property, plant and equipment	282	2,293
Income and other taxes	(306,396)	157,133
Other items	2,403	87

Net change in non-cash operating working capital items:
(Increase) decrease in:
Inventories	(26,534)	31,093
Trade, other receivables and prepaid expenses	(43,456)	(938)
(Decrease) increase in:
Trade and other payables	12,414	(14,106)
Deferred revenue	75,393	(47,266)
Cash generated from operating activities before interest and tax	$371,169	$341,730

(b)	Supplementary information regarding other non-cash transactions

The non-cash investing and financing activities relating to operations not already disclosed in the consolidated statements of cash flows were as follows:

	Year Ended December 31
	2020	2019
Investing activities
Change in accounts payable and accrued liabilities related to purchase of property, plant and equipment	$(79,879)	$14,324

21.	Earnings per share

Basic earnings per share is computed by dividing the net income attributable to owners of Turquoise Hill by the weighted average number of common shares outstanding during the period. Pursuant to the Share Consolidation (refer to Note 18), the reduction in the number of issued and outstanding common shares was retrospectively incorporated into the determination of the basic weighted average number of shares outstanding for the purpose of calculating basic and diluted earnings (loss) per share attributable to Turquoise Hill Resources Ltd.

As of December 31, 2020 and 2019, the Company had not issued any equity instruments that are potentially dilutive to earnings per share.

46	December 31, 2020

Turquoise Hill Resources Ltd.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

22.	Related parties

As at December 31, 2020, Rio Tinto plc’s indirect equity ownership in the Company was 50.8% (December 31, 2019: 50.8%). The following tables present the consolidated financial statements line items within which transactions with a Rio Tinto entity or entities (“Rio Tinto”) are reported. Rio Tinto entities comprise Rio Tinto plc, Rio Tinto Limited and their respective subsidiaries other than Turquoise Hill and its subsidiaries.

	Year Ended December 31,
Statements of Income	2020	2019
Operating and corporate administration expenses:
Cost recoveries - Turquoise Hill	2,803	$710
Management services payment (i)	(28,305)	(31,041)
Cost recoveries - Rio Tinto (ii)	(38,213)	(42,836)

Finance income:
Cash and cash equivalents (iii)	2,329	16,194
Receivable from Rio Tinto (iv)	2,123	64,285

Finance costs:
Completion support fee (v)	(110,054)	(108,712)
	$(169,317)	$(101,400)

	Year Ended December 31,
Statements of Cash Flows	2020	2019
Cash generated from operating activities
Interest received (iii, iv)	$9,848	$58,850
Interest paid (v)	(107,948)	(156,814)

Cash flows from investing activities
Receivable from related party: amounts withdrawn (iv)	511,284	1,375,000
Expenditures on property, plant and equipment:
Management services payment and cost recoveries - Rio Tinto (i), (ii)	(75,470)	(60,828)

Balance Sheets	December 31, 2020	December 31, 2019
Cash and cash equivalents (iii)	$—	$210,000
Trade and other receivables (Note 10)	852	5,763
Prepaid expenses and other assets (Note 11)	83,144	82,808
Receivable from related party and other non-current financial assets (iv) (Note 12)	—	511,284
Trade and other payables (Note 14)
Management services payment - Rio Tinto (i)	(13,137)	(14,156)
Cost recoveries - Rio Tinto (ii)	(52,415)	(51,747)
	$18,444	$743,952

(i)

In accordance with the Amended and Restated Shareholders’ Agreement, which was signed on June 8, 2011, and other related agreements, Turquoise Hill is required to make a management services payment to Rio Tinto equal to a percentage of all capital costs and operating costs incurred by Oyu Tolgoi from March 31, 2010 onwards. After signing the Underground Mine Development and Financing Plan on May 18, 2015, the management services payment to Rio Tinto

December 31, 2020	47

Turquoise Hill Resources Ltd.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

22.	Related parties (continued)

is calculated as 1.5% applied to underground development capital costs, and 3% applied to operating costs and capital related to current operations.

(ii)

Rio Tinto recovers the costs of providing general corporate support services and mine management services to Turquoise Hill. Mine management services are provided by Rio Tinto in its capacity as the manager of Oyu Tolgoi.

(iii)

In addition to placing cash and cash equivalents on deposit with banks or investing funds with other financial institutions, Turquoise Hill may deposit cash and cash equivalents with Rio Tinto in accordance with an agreed upon policy and strategy for the management of liquid resources. At December 31, 2020, there were no funds deposited with wholly owned subsidiaries of Rio Tinto. The funds had earned interest at rates equivalent to those offered by financial institutions or short-term corporate debt.

(iv)

As part of project finance (Note 15), Turquoise Hill appointed 9539549 Canada Inc., a wholly owned subsidiary of Rio Tinto, as service provider to provide post-drawdown cash management services in connection with net proceeds from the project finance facility, which were placed with 9539549 Canada Inc. and shall be returned to Turquoise Hill as required for purposes of Oyu Tolgoi underground mine development and funding. Rio Tinto International Holdings Limited, a wholly owned subsidiary of Rio Tinto, agreed to guarantee the obligations of the service provider under this agreement. At December 31, 2020, there were no amounts due from 9539549 Canada Inc. (December 31, 2019 - $511.3 million). Amounts due had been earning interest at an effective annual rate of LIBOR plus 2.45%. The interest rate reflected: interest receivable at LIBOR minus 0.05%; plus a benefit of 2.5% arising on amounts receivable from 9539549 Canada Inc. under the Cash Management Services Agreement, which are net settled with the 2.5% completion support fee described in (v) below.

(v)

As part of the project finance agreements (Note 15), Rio Tinto agreed to provide a guarantee, known as the completion support undertaking (“CSU”) in favour of the Commercial Banks and the Export Credit Agencies. In consideration for providing the CSU, the Company is required to pay Rio Tinto a fee equal to 2.5% of the amounts drawn under the facility. The annual completion support fee of 2.5% on amounts drawn under the facility is accounted for as a borrowing cost and included within interest expense and similar charges (refer to Note 7). The fee is settled net of a benefit arising on amounts receivable from 9539549 Canada Inc. under the Cash Management Services Agreement described in (iv) above. The fee payment obligation will terminate on the date Rio Tinto’s CSU obligations to the project lenders terminate.

The above noted transactions were carried out in the normal course of operations and were measured at the transaction amount, which is the amount of consideration established and agreed to by the related parties.

23.	Commitments and contingencies

(a)	Capital commitments

At December 31, 2020, the Company had capital expenditure commitments at the balance sheet date of $28.3 million. These commitments represent minimum non-cancellable obligations and exit costs for cancellable obligations.

48	December 31, 2020

Turquoise Hill Resources Ltd.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

23.	Commitments and contingencies (continued)

(a)	Capital commitments (continued)

At December 31, 2020, the Company had power purchase commitments of $119.2 million. These commitments represent minimum non-cancellable obligations.

(b)	Mongolian Tax Assessments

On January 16, 2018, the Company announced that Oyu Tolgoi received a tax assessment for approximately $155 million (which was converted from Mongolian Tugrik to U.S. dollars at the exchange rate on that date) from the “MTA” as a result of a general tax audit for the period covering 2013 through 2015 (“2013 to 2015 Tax Assessment”). In January 2018 Oyu Tolgoi paid an amount of $4.8 million to settle unpaid taxes, fines and penalties for accepted items.

The Company was of the opinion that Oyu Tolgoi had paid all taxes and charges required under the 2009 Oyu Tolgoi Investment Agreement (“Investment Agreement”), the Amended and Restated Shareholder Agreement (“ARSHA”), the Underground Mine Development and Financing Plan and Mongolian Law. Following engagement with the MTA, Oyu Tolgoi was advised that the MTA could not resolve Oyu Tolgoi’s objections to the 2013 to 2015 Tax Assessment.

On February 20, 2020, the Company announced that Oyu Tolgoi had proceeded with the initiation of a formal international arbitration proceeding in accordance with the dispute resolution provisions within Chapter 14 of the Investment Agreement, entered into with the Government of Mongolia in 2009 and Chapter 8 of the Oyu Tolgoi Underground Mine Development and Financing Plan, entered into with the Government of Mongolia in 2015. The dispute resolution provisions call for arbitration under the United Nations Commission on International Trade Law (UNCITRAL) seated in London before a panel of three arbitrators. By agreeing to resolve the 2013 to 2015 Tax Assessment dispute under UNCITRAL Arbitration Rules, both parties agreed that the arbitral award shall be final and binding on both parties and the parties shall carry out the award without delay.

On December 23, 2020, the Company announced that Oyu Tolgoi had received a tax assessment for approximately $228 million (which was converted from Mongolian Tugrik to U.S. dollars at the exchange rate on that date) from the MTA relating to an audit on taxes imposed and paid by Oyu Tolgoi between 2016 and 2018 (“2016 to 2018 Tax Assessment”). The MTA also proposed a $1.5 billion adjustment to the balance of Oyu Tolgoi’s carried forward tax losses. The adjustments are to disallow or defer certain tax deductions claimed in the 2016 to 2018 years. The relevant losses are not currently scheduled to be utilized in the near term.

On January 11, 2021, the Company announced that Oyu Tolgoi had evaluated the 2016 to 2018 Tax Assessment claim and confirmed that Oyu Tolgoi had given notice of its intention to apply to the Tribunal in the Arbitration for leave to amend its Statement of Claim to include the issues raised in the 2016 to 2018 Tax Assessment. As many of the matters raised in the 2016 to 2018 Tax Assessment are of a similar nature to the matters raised in the 2013 to 2015 Tax Assessment, Oyu Tolgoi believes amending its Statement of Claim is an efficient and effective means of reaching resolution on both tax assessments. Oyu Tolgoi’s application to include these matters in the pending Arbitration for the 2013 to 2015 Tax Assessment has been accepted.

On February 10, 2021, Oyu Tolgoi received a notice of payment for $83 million (which was converted from Mongolian Tugrik to U.S. dollars at the exchange rate on that date) from the

December 31, 2020	49

Turquoise Hill Resources Ltd.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

23.	Commitments and contingencies (continued)

(b)	Mongolian Tax Assessments (continued)

Capital City tax department relating principally to a partial payment of the amounts disputed under the 2016 to 2018 Tax Assessment. On February 19, 2020, Oyu Tolgoi LLC received a notice of payment for $147 million from the MTA relating to the remaining portion of the amounts disputed under the 2016 to 2018 Tax Assessment. Under article 43.3 of the Mongolian General Tax Law, the amounts were due and paid by Oyu Tolgoi within 10 business days from the date of the notices of payment. Under the same legislation, the Company is entitled to a refund in the event of favorable decision from the relevant dispute resolution authorities.

Management remains of the opinion that Oyu Tolgoi has paid all taxes and charges as required under the Investment Agreement, ARSHA, the Underground Mine Development and Financing Plan and Mongolian law. In the opinion of the Company, at December 31, 2020, a provision is not required for the amount of approximately $150 million, disputed by the Company relating to the years 2013 through 2015. In addition, a provision is not required for the amount of approximately $228 million disputed relating to the years 2016 through 2018, the $1.5 billion of carried forward losses or any additional amounts related to 2019 through December 31, 2020. The final amount of taxes to be paid depends on a number of factors including the outcome of discussions with the government and the outcome of the international arbitration proceedings. Changes in management’s assessment of the outcome of this matter could result in material adjustments to the Company’s statements of income and financial position.

(c)	Power Source Framework Agreement

Oyu Tolgoi is obliged under the 2009 Oyu Tolgoi Investment Agreement to secure a long-term domestic source of power for the Oyu Tolgoi mine. The Power Source Framework Agreement (PSFA) entered into between Oyu Tolgoi and the Government of Mongolia on December 31, 2018 provides a binding framework and pathway for long-term power supply to the Oyu Tolgoi mine. The PSFA originally contemplated the construction of a power plant at Tavan Tolgoi (TTPP), which would be majority-owned by Oyu Tolgoi and situated close to the Tavan Tolgoi coal mining district located approximately 150 kilometres from the Oyu Tolgoi mine. In April 2020, the Government of Mongolia advised that it was unwilling to support Oyu Tolgoi’s proposal to develop TTPP and announced its intention to fund and construct a State Owned Power Plant (SOPP) at Tavan Tolgoi.

On June 26, 2020, Oyu Tolgoi and the Government of Mongolia amended the PSFA (PSFA Amendment) to reflect their agreement to jointly prioritise and progress SOPP, in accordance with and subject to agreed milestones, as the domestic source of power for the Oyu Tolgoi mine. The PSFA Amendment provides that if certain agreed milestones are not met in a timely manner (subject to extension for Delay Events as defined) then Oyu Tolgoi will be entitled to select from, and implement, the alternative power solutions specified in the PSFA (as amended), including an Oyu Tolgoi-led coal fired power plant and a primary renewables solution, and the Government of Mongolia would be obliged to support such decision.

As at December 31, 2020, the Company had no capital commitments related to the PSFA, TTPP, or SOPP.

50	December 31, 2020

Turquoise Hill Resources Ltd.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

23.	Commitments and contingencies (continued)

(d)	Class Action Complaints

On October 14, 2020, a class action complaint was filed in the U.S. District Court, Southern District of New York against the Company, certain of its current and former officers as well as Rio Tinto and certain of its officers. The complaint alleges that the defendants made material misstatements and material omissions with respect to, among other things, the schedule, cost and progress to completion of the development of Oyu Tolgoi in violation of Section 10(b) of the U.S. Securities Exchange Act and Rule 10b-5 thereunder. The Company believes that the complaint against it is without merit.

On January 11, 2021, a legal proceeding in the Superior Court in the District of Montreal has been served initiating a proposed class action against the Company and certain of its current and former officers. The claim alleges that the defendants made material misstatements and material omissions with respect to, among other things, the schedule, cost and progress to completion of the development of Oyu Tolgoi in violation of, among other things, sections 225.8, 225.9 and 225.11 of the Quebec Securities Act. The Company believes that the complaint against it is without merit.

(e)	Arbitration Proceedings

On November 4, 2020, the Company announced that, following approval by the Special Committee of the Company’s Board, it commenced arbitration proceedings seeking a declaration to clarify the provisions of certain agreements with RTIHL and a related party of RTIHL relating to their role and obligations to support the Company in seeking additional financing for the Oyu Tolgoi project. The arbitration was commenced in British Columbia, in accordance with the relevant agreements between the parties.

In February 2021, the Company obtained a temporary order on its application for interim relief. The injunction restrains Rio Tinto, under further order of the arbitrator, from using the parties’ existing contractual arrangements to: (i) authorize re-profiling negotiations with project lenders in a manner that would render Oyu Tolgoi unable to execute an offering of bonds in 2021; or (ii) restrict Turquoise Hill from engaging in funding and other matters with its fellow Oyu Tolgoi stakeholders, including the Government of Mongolia.

In February 2021, the parties agreed that the temporary injunction would remain in effect pending the outcome of the arbitration. The arbitration process is confidential, and is expected to take between 3 to 5 months to reach a decision. The arbitrator’s decision will be final and binding on the parties.

December 31, 2020	51

Turquoise Hill Resources Ltd.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

23.	Commitments and contingencies (continued)

Due to the size, complexity and nature of Turquoise Hill’s operations, various legal and tax matters arise in the ordinary course of business. Turquoise Hill recognizes a liability with respect to such matters when an outflow of economic resources is assessed as probable and the amount can be reliably estimated. In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

24.	Financial instruments and fair value measurements

Certain of the Company’s financial assets and liabilities are measured at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Certain non-financial assets and liabilities may also be measured at fair value on a non-recurring basis.

The fair value of financial assets and financial liabilities measured at amortized cost is determined in accordance with accepted pricing models based on discounted cash flow analysis or using prices from observable current market transactions. Except as otherwise specified, the Company considers that the carrying amount of cash, other receivables, trade payables and other financial assets measured at amortized cost approximates their fair value because of the demand nature or short-term maturity of these instruments.

The following tables provide an analysis of the Company’s financial assets that are measured subsequent to initial recognition at fair value on a recurring basis, grouped into Level 1 to 3 based on the degree to which the significant inputs used to determine the fair value are observable.

52	December 31, 2020

Turquoise Hill Resources Ltd.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

24.	Financial instruments and fair value measurements (continued)

•	Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities.

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1, that are observable either directly or indirectly.

•	Level 3 fair value measurements are those derived from valuation techniques that include significant inputs that are not based on observable market data.

	Fair Value at December 31, 2020
	Total	Level 1	Level 2	Level 3
Money market funds (a)	$667,542	$667,542	$—	$—
Marketable securities (a)	6,379	6,379	—	—
Trade receivables (b)	50,459	—	50,459	—
	$724,380	$673,921	$50,459	$—

	Fair Value at December 31, 2019
	Total	Level 1	Level 2	Level 3
Money market funds (a)	$876,126	$876,126	$—	$—
Marketable securities (a)	3,909	3,909	—	—
Trade receivables (b)	16,881	—	16,881	—
	$896,916	$880,035	$16,881	$—

(a)	The Company’s money market funds and marketable securities are classified within level 1 of the fair value hierarchy as they are valued using quoted market prices in active markets.

(b)	Trade receivables from provisionally priced concentrate sales are included in level 2 of the fair value hierarchy as the basis of valuation uses quoted commodity prices.

Financial risk management

Certain of the Company’s activities expose it to a number of financial risks, which include liquidity risk, foreign exchange risk, interest rate risk, credit risk and commodity price risk. Subsequent to December 31, 2020, the Company purchased copper and gold put options to establish a synthetic copper and gold price floor in order to provide increased certainty around the Company’s liquidity horizon. In the event of a significant downturn in the price of copper or gold, the expected revenues to be received by the Company for either commodity would have a floor on the portion of associated production and help provide additional certainty with respect to the Company’s expectation of having sufficient liquidity to meet its requirements, including its operations and underground development.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due. Refer to additional disclosures around liquidity risk in Note 1.

December 31, 2020	53

Turquoise Hill Resources Ltd.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

24.	Financial instruments and fair value measurements (continued)

Financial risk management (continued)

Foreign exchange risk

The Company operates on an international basis and therefore foreign exchange risk exposures arise from transactions not denominated in U.S. dollars, its functional currency. The Company is only exposed to foreign exchange risk on its trade payables and accrued liabilities not denominated in U.S. dollars. As at December 31, 2020, the effect on income for the year of a 10% strengthening in the Mongolian Tugrik against the U.S. dollar, with all other variables held constant, would be a charge of $19.2 million (2019 - $20.9 million).

Interest rate risk

Interest rate risk is the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. As at December 31, 2020, The Company is exposed to interest rate risk on its third party project finance borrowings, the majority of which are at variable rates. As at December 31, 2020, the effect on income for the year of a 100 basis point increase in LIBOR interest rates, with all other variables held constant, would be a charge of $191.7 million (2019 – $32.8 million). Cash and cash equivalents have limited interest rate risk due to their short-term nature and receive interest based upon market interest rates or rates equivalent to those offered by financial institutions. As at December 31, 2020, the effect on income would not be significant.

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily from customer receivables) and from its financing activities, including deposits with (and / or receivables from) banks and other financial institutions, other short term liquid investments and other financial instruments.

The Company manages its customer credit risk subject to the Company’s established policy, procedures and controls relating to customer credit risk management. Credit limits are established for all customers based on internal or external rating criteria. The Company deposits its cash and cash equivalents with high credit quality counterparties as referenced by ratings agencies. The Company’s maximum balance sheet exposure to credit risk at December 31, 2020 is the carrying value of its cash and cash equivalents, and its trade and other receivables.

Expected credit losses on trade and other receivables do not have a material impact on the Company’s consolidated financial statements at December 31, 2020.

Commodity price risk

The Company is exposed to commodity price risk from fluctuations in market prices of the commodities that the Company produces. Copper concentrate is “provisionally priced” whereby the selling price is subject to final adjustment at the end of a period normally ranging from 30 to 180 days after delivery to the customer as defined in the sales contract. The final price is based

54	December 31, 2020

Turquoise Hill Resources Ltd.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

24.	Financial instruments and fair value measurements (continued)

Financial risk management (continued)

Commodity price risk (continued)

on the market price at the relevant quotation point stipulated in the contract. At each reporting date, the receivable is re-measured at its fair value based on the forward selling price for the quotation period stipulated in the contract. As at December 31, 2020, the Company had 29.4 thousand tonnes of copper in concentrate sales that were provisionally priced. The Company does not have a material exposure to commodity price risk on its provisionally priced copper in concentrate sales at December 31, 2020.

Capital risk management

The Company’s objectives when managing capital risk are to safeguard its ability to continue as a going concern, to provide an adequate return to shareholders and to support any growth plans.

The Company considers its capital to be share capital and third party borrowings. To effectively manage capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating needs. The Company seeks to ensure that there is sufficient borrowing capacity and cash to meet its short term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

25.	Key management compensation

The compensation for key management, which comprises Turquoise Hill’s directors, Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, and Chief Legal Officer in respect of employee services is as follows:

	Year Ended December 31,
	2020	2019 a
Salaries, director fees and other short term benefits	$3,186	$3,868
Post-employment benefits	293	262
Share based payment	1,628	1,455
	$5,107	$5,585

(a)	2019 figures have been restated to include the compensation of the Chief Legal Officer.

December 31, 2020	55